UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of September 2020

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:	☐	No:	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:	☐	No:	☒

Ekatra Reduces Development Time for Industrial IoT Fertilizer Tank Monitoring Application by 50 Percent Using Sierra Wireless Octave

Octave All-in-One Edge-to-Cloud Solution Simplifies Industrial IoT Infrastructure, Helping Ekatra Launch Leak Monitoring Application for Liquid Fertilizer Tanks in Only Three Months

VANCOUVER, British Columbia--(BUSINESS WIRE)--September 29, 2020--Sierra Wireless (NASDAQ: SWIR) (TSX: SW), the leading IoT solutions provider that combines devices, network services and software to unlock value in the connected economy, today announced that Ekatra successfully reduced the development time of its new Industrial IoT (IIoT) liquid fertilizer tank monitoring application by 50 percent using Octave™, the all-in-one, edge-to-cloud solution for connecting industrial assets. Octave enabled Ekatra to easily integrate IoT edge devices into industrial tank equipment, extend application intelligence to these IoT edge devices, and then integrate tank data into their cloud, allowing them to cut development time for the application from six to three months.

“Small and medium-sized companies are driving the growth of the Industrial IoT with innovative, practical, problem-solving applications that are transforming industries,” said Olivier Pauzet, VP Product IoT Solutions at Sierra Wireless. “Ekatra is an excellent example, transforming regular liquid fertilizer tanks into smart tanks that can tell you when they are leaking or automatically stop themselves from being overfilled, and in only three months. By eliminating the need to build IIoT infrastructure from scratch, Octave makes it easier and faster to get IIoT applications from concept to market, allowing practically any company today to begin realizing the benefits of Industry 4.0.”

In addition to reducing development time, Octave has delivered Ekatra additional benefits, including:

  Edge Intelligence and Distributed Processing:Octave enabled Ekatra to develop and deploy edge processing rules in its IoT gateways from the cloud using simple Javascript code. This provides Ekatra with additional flexibility and capabilities, such as processing and filtering tank data at the IoT gateway before it’s transmitted to the cloud. Data transmission costs are reduced, while edge device battery life is extended by minimizing the power they use to transmit data.
  Predictable Pricing: The Octave subscription includes full access to the Sierra Wireless Global Wireless Network, development tools, and cloud APIs with a predictable message-based pricing that enables Ekatra to pay for the data they need, when they need it.
  Easy Application Updates: With Octave, Ekatra can send firmware and application updates over the air to thousands of devices, making it easy to update their application to meet specific customers’ needs or to add new capabilities over time.
  End-To-End Security: Octave devices are pre-provisioned to automatically connect to an encrypted global connectivity network with proven security measures to establish a trusted connection between edge devices and the cloud, helping Ekatra ensure that no malicious actors steal or alter customer data.
  Device and Fleet Management: Octave provides single-user interface to develop at the edge, in the cloud, monitor, control, update and maintain all edge devices and assets.

“Octave freed us from having to build any IIoT infrastructure for our new fertilizer tank monitoring application, allowing our team to focus almost exclusively on building the application itself,” said Alexey Klimenko, founder and CEO of Ekatra. “In addition to reducing total development time for the application, Octave simplified practically everything involved in the deployment and management of the application’s IIoT infrastructure for us. By making it easy for us to get the right equipment data, at the right time, to the right system, Octave has not only improved our new application’s ROI, but also saved me and my team from a lot of headaches dealing with IIoT hardware, cellular service, device certification, embedded software and device management.”

Lowering Costs by Proactively Detecting Fertilizer Tank Leaks

Owned by large farms and fertilizer distribution companies, leaks from liquid fertilizer tanks – caused by corrosion, problems with their liners, or overfilling the tank – can lead to costs of $100,000 or more related to tank repair, lost liquid fertilizer, contamination clean-up costs and government fines.

Recognizing the opportunity to reduce these costs, Ekatra partnered with Heartland Tank Services, one of the nation’s leading providers of liquid tank construction, internal containment liners, and inspection services, to develop a new IIoT application. By collecting data on nitrogen fertilizer concentration, temperature, pressure and drain liquid level, the application would alert tank owners, operators, and service companies if a tank had a leak in real-time, and also automatically close fertilizer intake valves to prevent tanks from being overfilled.

Octave Provides the Industrial IoT Infrastructure Needed to Quickly Create a Smart Tank

In order to proactively detect fertilizer leaks, Ekatra engineered and built unique sensors. However, the key to success was connecting them to Ekatra’s Tank Monitoring cloud application. Each sensor is equipped with a Modbus interface and Ekatra needed to figure out the most efficient way to connect the sensors to the cloud. After determining it would be faster to buy an IIoT infrastructure solution than to build their own, Ekatra embarked on an evaluation process of IoT gateway solutions, assessing these solutions based on their cost, support for LPWA cellular standards(LTE-M), available cellular plans, ability to perform firmware and application updates over the air, and nine other criteria. Octave emerged from this evaluation with a score establishing it as the clear leader, leading Ekatra to partner with Sierra Wireless to bring their new IIoT liquid fertilizer tank monitoring application to market.

Octave greatly simplified the IoT application development process for Ekatra, enabling them to connect their Modbus-enabled sensors to the cellular network using Sierra Wireless’ FX30 IoT gateways. In addition, they were able to use JavaScript to connect the FX30 IoT gateways to their cloud-based IoT application platform in less than two days. Combined with Octave documentation and support that allowed them to quickly understand how to use the solution, Ekatra was able to develop and commercialize their IIoT liquid fertilizer tank monitoring application in three months – three months less they would have expected if they built the IIoT infrastructure themselves.

Liquid Fertilizer Tank Remote Monitoring Application Already Delivering Benefits

Heartland Tank Services has already deployed Ekatra’s liquid tank monitoring application at sites throughout the United States, with plans to extend the application to the thousands of tanks it services over the next 12 months. Already Heartland Tank Services is seeing benefits from the new application, with their team able to respond to tank leaks quicker, and fewer problems with tanks being overfilled.

“As a pioneer in using internal PVC liners as a primary containment mechanism for storage tanks, Heartland Tank Companies has been at the forefront in using innovative new technologies to improve tank storage since its founding,” said Chris Brooks, president of Heartland Tank Services. “Our partnership with Ekatra to deploy this new liquid fertilizer tank monitoring applications builds on this heritage, allowing us to help our customers reduce costs by detecting tank leaks early. By providing us with the ability to deliver real-time data on tank leaks to our customers, this application enables us to offer our customers a completely new service, one that significantly improves our value proposition.”

About Ekatra

Ekatra’s mission is to protect communities, the environment, and businesses with AI and IoT by predicting and preventing disasters, accidents, theft, and damage. Ekatra helps organizations that utilize large numbers of high-value physical assets and struggle to protect them against theft, tampering, and disrepair. Ekatra’s proprietary solutions protect assets via smart IoT devices with specialized sensors that learn to predict and prevent disasters, accidents, theft, and damage in a unique way with Edge AI machine learning. Unlike costly, traditional security solutions that leverage personnel and video cameras, Ekatra’s Protection as a Service solutions are agentless, connected wirelessly and detect threats in creative, new ways. For more information, visit: https://ekatraiot.com.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is the leading IoT solutions provider that combines devices, network and software to unlock value in the connected economy. Companies globally are adopting IoT to improve operational efficiency, create better customer experiences, improve their business models and create new revenue streams. Whether it is a solution to help a business securely connect edge devices to the cloud, or a software/API solution to help manage processes associated with billions of connected assets, or a platform to extract real-time data to make the best business decisions, Sierra Wireless will work with you to create the right industry-specific solution for your next IoT endeavor. Sierra Wireless has more than 1,300 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at http://www.linkedin.com/company/sierra-wireless and on YouTube at http://www.youtube.com/SierraWireless.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

Contacts

Kim Homeniuk
Sierra Wireless
Media Relations
phone: +1 604 233 8028
pr@sierrawireless.com

David Climie
Sierra Wireless
Investor Relations
phone: +1 604 321 1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ Samuel Cochrane

Samuel Cochrane, Chief Financial Officer

Date: September 29, 2020